Appendix A – CODE OF ETHICS
Appendix A: CODE OF ETHICS
Introduction
The Code of Ethics, in conjunction with the Compliance Manual, sets forth policies and procedures to assist the employees and contractors (collectively “employees”) deemed to be an Access Person of Hexis Capital Management Limited (“Hexis” or the “Firm") in complying with their fiduciary duty to the Firm’s clients.
An Access Person is defined as any supervised person of the Firm who (i) has access to non-public information regarding clients' purchase or sale of securities or (ii) is involved in making securities decisions or recommendations to clients or has access to such decisions and recommendations that are not public.
The Firm takes the position that all employees and any contractors involved in the day-to-day business of the Firm are Access Persons.
The Code of Ethics sets out the standards of conduct expected of the Firm’s employees and details policies and procedures addressing certain potential conflicts of interest.
Employees are responsible for reading, understanding and consenting to comply with the Code of Ethics. Any questions regarding the policies set out below should be directed to the CCO. The Firm requires each employee to provide a written acknowledgment of receipt of the Code of Ethics upon joining the Firm and annually thereafter. An additional acknowledgment may be required upon material amendments to the Firm’s policies and procedures.
The importance of compliance with this Code of Ethics cannot be overemphasized. Failure to comply may result in fines, censures and other sanctions against the Firm and/or employees of the Firm. An employee found not to be in compliance with the Code of Ethics will be subject to disciplinary measures up to and including termination. Any employee who has or obtains knowledge of information that constitutes a violation of the Code of Ethics must promptly notify the CCO. If any employee has or obtains knowledge of information that constitutes a violation of the Code of Ethics by the CCO, the employee should promptly notify ____________. The Firm discloses certain aspects of its Code of Ethics in the Form the Form ADV Part 2A brochure.
Standards of Business Conduct
Hexis is a “fiduciary” to the Firm’s clients and has a fundamental obligation to act in their best interests. Employees should not engage in any activity that may represent a conflict of interest to any client and are expected to take reasonable steps to fulfill the Firm’s fiduciary obligation on an ongoing basis.
All employees, contractors and Access Persons are prohibited from engaging in the following conduct:
(1) To employ any device, scheme or artifice to defraud the Hexis Global Equity Responsible Tobacco Actively Managed ETF (the Hexis ETF”);
(2) To make any untrue statement of a material fact to the Fund or omit to state a material fact necessary in order to make the statements made to the Hexis ETF, in light of the circumstances under which they are made, not misleading;
(3) To engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the Hexis ETF; or
(4) To engage in any manipulative practice with respect to the Hexis ETF.
Violations
Employees are required to follow the policies of the Firm and all applicable federal securities laws. Violations of the Code of Ethics, the Compliance Manual, or securities regulations must be promptly reported to the CCO. Violations may result in severe penalties to the Firm and the individuals involved, including potential civil or criminal penalties.
Employee Activities
The Firm must fully understand any activities of its employees or contractors that might give rise to a conflict or a potential conflict with the Firm’s clients. To that end, the Firm has established policies and procedures regarding the following activities:

Appendix A – CODE OF ETHICS
•Employee personal trading;
•Gifts and entertainment;
•    Outside business activities; and
•    Political contributions.
All activities of the CCO that require preclearance will be approved by a delegate of appropriate authority.
Employee Personal Trading
This Policy covers all accounts that hold or have the ability to hold Reportable Securities, as defined below, in which an employee has a direct or indirect beneficial ownership and includes any accounts maintained by or for:
•    The employee’s spouse or domestic partner (unless a valid separation/divorce decree has been obtained);
•The employee’s immediate family1 members living in the employee’s household;
•Any person to whom the employee contributes material financial support; and
•Any individual or entity for which the employee exercises a controlling interest or discretionary investment authority.
An employee is deemed to have beneficial ownership if the employee has or shares a direct or indirect opportunity to profit or share in any profit derived from the account.
Reportable Securities
The term reportable securities includes all traditionally traded instruments as defined in Section 202(a)(18) of the Advisers Act, except:
•    Direct obligations of the U.S., such as treasury securities;
•    Bankers’ acceptances, bank certificates of deposit, commercial paper, and high-quality short-term debt obligations, including repurchase agreements;
•    Shares issued by money market funds;
•    Shares of open-end funds or collective investment schemes that are not affiliated, advised or sub-advised by the Firm; and
•    Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are advised or sub-advised by the Firm.
The SEC has taken the position that Exchange Traded Funds (ETFs”) are reportable securities and as such must be reported pursuant to these procedures.
For the avoidance of doubt, holdings and transactions of any 401(k) or similar retirement account that cannot hold reportable securities do not need to be reported to the CCO. This typically includes accounts for which an employee only has discretion to select the overall investment objective or strategy implemented (e.g., “aggressive growth portfolio” or “bond market index portfolio”).
Prohibition on Trading
Employees are prohibited in trading in any securities of companies in the research universe covering the Hexis Global Equity Responsible Tobacco Actively Managed ETF (the Hexis ETF”). The Firm recognizes that there may be circumstances where the prohibition may be impractical. Any exemption from the prohibition requires approval in writing from the CCO.
Pre-Approval Requirements
Employees must obtain pre-approval from the CCO prior to undertaking any transactions in any reportable securities, including initial public offerings.
1    Immediate family includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law and shall include adoptive relationships.

Appendix A – CODE OF ETHICS
Employees must obtain pre-approval to participate in any limited offering or private investment, such as an investment in a hedge fund, private equity fund, or other private company, partnership or other vehicle.
Employees must also obtain pre-approval to buy or sell shares in any ETF that the Firm advises. However, ETFs managed by third parties do not require pre-approval to trade (but should be reported as part of transaction reports and holdings reports).
In all transactions involving securities exempt from pre-approval, employees should conform to the spirit of the Code of Ethics and avoid any activity which might appear to conflict with the interests of the Firm or its clients.
Trade requests must contain the following:
•Description of     financial instrument;
•Buy or sell request; and
•Approximate trade volume or value of transaction.
The requested transaction must be executed within 24 hours of the approval. The CCO maintains all requests and approvals on file.
Employees are discouraged from frequent or excessive trading or trading in highly speculative securities or other instruments. Such trading activities are more likely to give rise to conflicts or perceived conflicts and to detract from the Firm’s client investment focus. Trading on the basis of actual or possible material non-public information, i.e., inside information is strictly prohibited, as set out in the Firm’s Compliance Manual. The Firm encourages employees to adopt a medium to long-term investment strategy, as opposed to a short-term trading strategy.
Holding Periods
All trades involving securities of individual companies require a 30-day holding period. All other trades require a 5-day holding period. These holding periods do not apply to exercises of calls or puts or options that occur automatically and not as a result of any action by the employee.
Third Party Managed Accounts
Pre-approval, excluding that required for initial public offerings and private investments, is not required for transactions in accounts managed by a professional adviser and over which the employee exercises no discretion or influence. While third party managed accounts must be approved by the CCO, the securities maintained by such accounts do not need to be reported on annual or quarterly holdings reports.
In order for the CCO to confirm that an account is solely managed by a third party, the employee and professional adviser will provide an initial and, thereafter, periodic representations confirming the terms of the arrangement. The CCO reserves the right to, on a sample basis, request reports on transactions and/or holdings of third party managed accounts.
Personal Account Reporting
Initial and Annual Holding Reports
Employees must submit to the CCO an initial holdings report of all Reportable Securities, all non-Reportable Securities, all accounts managed by third parties and private investments at the commencement of employment. The initial report must:
•    Be submitted no later than 10 days after becoming an employee;
•    Be current and include information accurate within 45 days of the report date; and
•    Contain the following information:
oThe title and type of security and, as applicable, the exchange ticker symbol or CUSIP number;

Appendix A – CODE OF ETHICS
oNumber of shares, and principal amount of each reportable security in each covered account;
oThe name of any broker, dealer or bank in which a covered account is maintained; and
oThe date the employee submits the holdings report.
The annual holdings report, containing the same information as the initial holdings report, must be submitted to the CCO on an annual basis no later than 45 days after the end of the calendar year. It should contain the same information as the initial holdings report and must be current within 45 days of the report date.
The CCO has the responsibility to ensure receipt of all holdings reports. The CCO reviews such reports to determine that employee trades throughout the year are consistent with the Firm’s Code of Ethics and policies and do not otherwise indicate improper trading activities or trading activity that was not appropriately approved.
Quarterly Transaction Reports
In addition to holdings reports, every employee must submit a quarterly transaction report to the CCO. The report must include all securities transactions that were undertaken, including the following information:
•    The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved;
•    The nature of the transaction (i.e., purchase, sale, or any other type of acquisition or disposition);
•    The price of the security at which the transaction was effected;
•    The name of the broker, dealer or bank with or through which the transaction was affected; and
•    The date the Access Person submits the report.
Each employee must submit the quarterly transaction report no later than 30 days after each calendar quarter, regardless of whether the employee undertook any transactions during the quarter.
The CCO reviews such reports to confirm that employee trades are consistent with the Firm’s policies and do not otherwise indicate improper trading activities, such as unusual performance returns and potential well-timed trades, e.g., material price movements due to public release of market moving information.
Quarterly transaction reports are not required regarding transactions undertaken:
•    In an account over which the employee has no direct or indirect influence or control, such as a third party managed account;
•    Pursuant to an automatic investment plan (Note: The establishment of an automatic investment plan must be pre-cleared); or
•    Due to the reinvestment of cash dividends resulting from securities already owned under a dividend reinvestment program.
Exemptions
Any employee seeking an exemption from these reporting requirements for a specific account must do so in writing to the CCO. In the unlikely case an exemption is granted, the CCO reserves the right to periodically request holdings and/or transaction reports for the exempted account or terminate the exemption at any time.

Appendix A – CODE OF ETHICS
    Restricted List
The CCO maintains a list of securities that may not be traded by the Firm or personally by employees (the “Restricted List”). A security may be placed on the Restricted List for a variety of reasons including, but not limited to:
•The security is currently in a client portfolio;
•The Firm is in possession of material non-public information, i.e., inside information;
•The Firm is party to terms of a nondisclosure or other agreement that restricts trading in the security;
•Trading in the security may present a conflict of interest to the Firm’s clients; or
•The CCO has determined it necessary to do so.
The CCO is responsible for maintaining the Restricted List and periodically reviewing trading records to confirm that no trading in Restricted List securities has occurred.
Gifts
Employees should always conduct themselves in such a manner as to avoid the appearance of a potential conflict. Employees should not, directly or indirectly, offer or accept a gift of more than a nominal value from any person or company in relation to their employment with the Firm. Even gifts of nominal value may raise special concerns for persons associated with pension plan sponsors, including state, municipal and other governmental plans. Any gifts to persons known to be affiliated with such plans must be pre-approved in writing by the CCO.
A “gift” is anything of value, given or received, where there is no business communication involved in its enjoyment. Examples of gifts include, but are not limited to, tickets to events, lodging and travel expenses, golf clubs, wine, prizes received from raffles or drawings, and perishable items such as food. It may also include other items given in recognition of a life event such as a wedding, anniversary or birthday. The offering or receipt of cash gifts or cash equivalents, such as gift cards, is strictly prohibited.
Gifts should only be offered or accepted when they are clearly reasonable under the relationship’s circumstances. Employees should only accept gifts if there is a true belief that there is no attempt to influence the employee’s judgment and the gift does not bring feelings of indebtedness or obligation.
Employees must report to the CCO any gifts, offered or received, regardless of value. Employees are required to obtain approval from the CCO prior to offering and promptly after receiving any gift that is likely to be valued over $250. Gifts of any amount offered to or received from a government official or candidate for office, whether domestic or foreign, require pre-approval from the CCO. This includes any political contributions.
In addition, Employees must notify the CCO if they plan to make a charitable contribution to any organization at the request of any existing investor, prospective investor, or other person or entity that does or seeks to do business with or on behalf of the Firm.
Business Entertainment
Organizing or participating in occasional business entertainment is permitted if the following conditions are met:
•The host is present and the entertainment is for the purpose of fostering a business relationship; and
•The entertainment is not so lavish, extravagant, or frequent as to raise a question of impropriety.
If either of these conditions is not met (e.g., a business dinner is followed by a trip to the theater or other entertainment without the host), the activity is considered a gift subject to the standards outlined above.
All business entertainment should be reported. Entertainment of any amount offered to or received from a government official or candidate for office, whether domestic or foreign, requires pre-approval from the CCO.

Appendix A – CODE OF ETHICS
Outside Business Activities
While the Firm encourages employees to participate in and provide leadership to community, charitable, and professional activities, prior to engaging in any outside business activity, employees must obtain written approval from the CCO. This includes all positions, especially if such activities are appointments as a director, officer, outside employment and/or offer compensation.
Generally, employees may not serve as an executive officer, director, or trustee of any business entity with which the Firm conducts business or in whose securities the Firm may invest or which is a portfolio holding. Any exceptions must be approved by the CCO. Employees must disclose to the Firm in writing any activities that they receive compensation for outside business activities. The CCO maintains records of all outside business activities and their approval.
Anti-Bribery
It is the Firm’s policy that no employee may provide anything of value to a government official or candidate for office, whether domestic or foreign, in the hopes of securing an improper advantage in the furtherance of business relationships or the obtainment of investment advisory contracts. Any employee found in violation of the Firm’s anti-bribery policy will be subject to disciplinary action, up to and including termination.
The FCPA
The Foreign Corrupt Practices Act of 1977, as amended ("FCPA"), makes it illegal for employees, directly or indirectly, to make payments or provide anything of value to foreign government officials to assist the Firm in obtaining or retaining business. The FCPA applies to any officer or employee of a foreign government and to those acting on the foreign government’s behalf. Thus, the act covers corrupt payments to low-ranking employees and high-level officials alike.
Employees must receive pre-approval from the CCO prior to providing payment or anything else of value, including gifts and entertainment, to a foreign official.
The CCO is responsible for assessing the Firm’s bribery risk and determining levels of due diligence required on outside parties to mitigate such risk.
Political Contributions
Rule 206(4)-5 of the Advisers Act (the “pay-to-play rule”) prohibits the Firm from providing advisory services for compensation to a government client for two years after the Firm or its employees contribute to certain elected officials or candidates. The rule also prohibits employees from engaging in pay-to-play conduct indirectly, such as through the contributions of a spouse or domestic partner.
Pay-to-play refers to arrangements by which an investment adviser directs political contributions to a candidate who has the ability, either directly or through appointment, to influence the investment adviser selection process to manage a government account. The SEC prohibits investment advisers from engaging in pay-to-play activities.
The Firm requires that all political contributions be made in compliance with the pay-to-play rule. This includes contributions to:
•A candidate for state or local political office;
•A candidate running for federal office who currently holds a state or local political officer; and
•A political party or political action committee (“PAC”)2 that may contribute to such campaigns.
Employees must receive pre-clearance from the CCO prior to making any contribution. Contribution is broadly defined and means anything of value which includes, but is not limited to, payments, gifts, loans, paid participation in fundraisers (e.g., tickets to a dinner), and transition expenses.
2    A PAC is a group formed by an industry or an issue-oriented organization to raise and contribute money to the campaigns of candidates likely to advance the group’s interests.

Appendix A – CODE OF ETHICS
The pay-to-play rule requires an investment adviser to look back two years at the political contributions of a new employee who will be involved in the solicitation of clients and investors of the Firm. For employees not involved in soliciting clients or investors, the look back required by the SEC is a shorter period of six months.
The Firm has taken the position that upon joining, all employees will complete a political contributions disclosure form based on the more stringent requirement of two years.